UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              --------------------


                   PXRE Group Ltd. (Formerly PXRE Corporation)
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                    G73018106
                                 (CUSIP Number)


                                 October 8, 1999
             (Date of Event Which Requires Filing of the Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

                                  SCHEDULE 13G

CUSIP No. G73018106

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Select Reinsurance, Ltd.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP   (a)  |_|  (b)   |_|
-------------------------------------------------------------------------------
3)       SEC USE ONLY
-------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
-------------------------------------------------------------------------------
         NUMBER                 5)       SOLE VOTING POWER
         OF                              1,112,200(1)
         SHARES
         BENEFICALLY            6)       SHARED VOTING POWER
         OWNED BY                         None
         BENEFICIALLY
         EACH                   7)       SOLE DISPOSITIVE POWER
         REPORTING                       1,112,200(1)
         PERSON
         WITH                   8)       SHARED DISPOSITIVE POWER
                                         None
-------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,112,200(1)
-------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                              |_|
-------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.47%
-------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
         OO
-------------------------------------------------------------------------------

----------------

(1) Voting and dispositive power is exercised through its sole investment advisor Mariner Investment Group, Inc. and accordingly may be deemed to share voting and dispositive power.

                                Page 2 of 7 pages

                                  SCHEDULE 13G

CUSIP No.G73018106

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Mariner Investment Group, Inc.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP   (a)  |_|   (b)   |_|
-------------------------------------------------------------------------------
3)       SEC USE ONLY
-------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------------------------------------------------------------------------------
         NUMBER                  5)       SOLE VOTING POWER
         OF                               1,112,200(2)
         SHARES
         BENEFICIALLY            6)       SHARED VOTING POWER
         OWNED BY                         None
         EACH
         REPORTING               7)       SOLE DISPOSITIVE POWER
         PERSON                           1,112,200(2)
         WITH
                                 8)       SHARED DISPOSITIVE POWER
                                          None
-------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,112,200(2)
-------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                              |_|
-------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.47%
-------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON    OO
-------------------------------------------------------------------------------

------------------
(2) Voting and dispositive power is exercised solely in its capacity investment advisor of Select Reinsurance, Ltd. Accordingly, Mariner Investment Group, Inc. may be deemed to share voting and dispositive power. Mr William Michaelcheck is 100% shareholder of Mariner Investment Group, Inc. and Chairman of the Board of Select Reinsurance, Ltd.

                                Page 3 of 7 pages

Item 1.

(a) Name of Issuer:

PXRE Group Ltd. (Formerly PXRE Corporation)

(b) Address of Issuer's Principal Executive Offices:

PXRE Group Ltd.
Claredon House
2 Church St.
P.O. Box HM 666
Hamilton HMCX, Bermuda


PXRE Corporation
399 Thornall Street, 14th Floor
Edison, NJ 08837


Item 2.

(a) Name of Person Filing:

This statement is filed on behalf of Select Reinsurance, Ltd. and Mariner Investment Group Inc. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

(b) Address of Principal Business Office or, if None, Residence:

                  Select Reinsurance, Ltd.
                  Corner House
                  20 Parliament Street, 4th Floor
                  Hamilton, HM 12 Bermuda


                  Mariner Investment Group, Inc.
                  65 East 55th Street
                  New York, NY  10022

(c) Citizen:

Select Reinsurance, Ltd. is a citizen of Bermuda and Mariner Investment Group, Inc. is a citizen of New York.

(d) Title of Class of Securities:

Common Stock, $1.00 par value ("shares").

(e) CUSIP#:  G73018106

                                Page 4 of 7 pages

Item 3.

Check the box if this statement is filed pursuant to Rule 13d-1(c)

Item 4.

Ownership:

For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

Item 5.

Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

Not applicable.

Item 8.

Identification and Classification of Members of the Group:

Not applicable.


                                Page 5 of 7 pages

Item 9.

Notice of Dissolution of Group:

Not applicable.

Item 10.

Certification:

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  SELECT REINSURANCE, LTD.


                                                  By /s/ Jeffrey Radke
                                                    ---------------------------
                                                         Jeffrey Radke
                                                         President


                                                  Dated: October 18, 1999
                                                  Hamilton, Bermuda



                                                  MARINER INVESTMENT GROUP, INC.


                                                  By /s/ William Michaelcheck
                                                    -------------------------
                                                         William Michaelcheck
                                                         President


                                                  Dated: October 18, 1999
                                                  New York, NY

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities, PXRE Group Ltd. (formerly PXRE Corporation) and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

                                                 SELECT REINSURANCE, LTD.


                                                 By /s/Jeffrey Radke
                                                   ----------------------------
                                                       Jeffrey Radke
                                                       President


                                                 Dated: October 18, 1999
                                                 Hamilton, Bermuda



                                                 MARINER INVESTMENT GROUP, INC.


                                                 By /s/ William Michaelcheck
                                                   ----------------------------
                                                        William Michaelcheck
                                                        President


                                                 Dated: October 18, 1999
                                                 New York, NY